Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Jordan Nimitz, Division of Corporation Finance

December 20, 2022

Re:	Prime Harvest, Inc.

Form 1-A

File No. : 024-11880

In connection with the above-referenced offering statement, I hereby withdraw my request for qualification submitted Monday, December 19, 2022. This withdrawal pertains solely to the request for qualification. The submission of the Offering Statement on Form 1-A, as amended, remains in effect.

Sincerely,

/s/ E. Duane Alexander
E. Duane Alexander
Chief Executive Officer
Prime Harvest, Inc.